SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 1041

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No. 163075 104	13G/A

1		Name of Reporting Person Kingsoft Corporation Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 674,606,596 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 674,606,596 ordinary shares[1]
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 674,606,596 ordinary shares[1]
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 47.4%[2]
12		Type of Reporting Person CO

1       Includes (i) a total of 11,800,547 Class A ordinary shares, comprising 5,040,877 Class A ordinary shares that Kingsoft Corporation Limited held of record and 6,759,670 Class A ordinary shares represented by ADSs that it held through a brokerage account, and (ii) 662,806,049 Class B ordinary shares held of record by Kingsoft Corporation Limited. The rights of the holders of Class A ordinary shares and Class B ordinary shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

2      Calculated on an as-converted basis assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 163075 104	13G/A

Item 1(a).	Name of Issuer: Cheetah Mobile Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building No. 8 Hui Tong Times Square Yaojiayuan South Road Beijing 100123 People’s Republic of China

Item 2(a).	Name of Person Filing: Kingsoft Corporation Limited
Item 2(b).	Address of Principal Business Office or, if none, Residence: Kingsoft Corporation Limited Kingsoft Tower No.33 Xiaoying West Road Haidian District, Beijing 100085 The People’s Republic of China
Item 2(c)	Citizenship: Kingsoft Corporation Limited – Cayman Islands
Item 2(d).	Title of Class of Securities: Class A ordinary shares
Item 2(e).	CUSIP Number: 163075 104. This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 163075 104	13G/A

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting person is provided as of December 31, 2015. The calculations are based on a total of 1,424,475,911 ordinary shares issued and outstanding as of December 31, 2015, which includes 365,961,759 Class A ordinary shares and 1,058,514,152 Class B ordinary shares:

	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	674,606,596	(1)	662,806,049	(2)	674,606,596	(1)	—
(b) Percent of class:	65.6	%(3)	62.6%		47.4	%(4)	60.6	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	674,606,596	(1)	662,806,049	(2)	674,606,596	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	674,606,596	(1)	662,806,049	(2)	674,606,596	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

As of December 31, 2015, Kingsoft Corporation Limited, the reporting person, beneficially owned (i) a total of 11,800,547 Class A ordinary shares, comprising 5,040,877 Class A ordinary shares that it held of record and 6,759,670 Class A ordinary shares represented by ADSs that it held through a brokerage account, and (ii) 662,806,049 Class B ordinary shares of the Issuer. Kingsoft Corporation Limited is listed on the Hong Kong Stock Exchange (Stock code: 3888).

(1)   Represents (a) the total of 11,800,547 Class A ordinary shares beneficially owned by the reporting person, and (b) 662,806,049 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2)   Represents 662,806,049 Class B ordinary shares held by the reporting person.

(3)   To derive this percentage, (x) the numerator is 674,606,596, being the sum of (i) the total of 11,800,547 Class A ordinary shares beneficially owned by the reporting person and (ii) 662,806,049 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 365,961,759, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2015 and (ii) 662,806,049, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(4)   To derive this percentage, (x) the numerator is 674,606,596, being the sum of (i) the total of 11,800,547 Class A ordinary shares beneficially owned by the reporting person and (ii) 662,806,049 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 365,961,759, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2015, (ii) 1,058,514,152, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2015 that are convertible into the same number of Class A ordinary shares.

(5)   Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No. 163075 104	13G/A

Item 5.                                      Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.                                      Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.                                      Identification and Classification of Members of the Group:

Not applicable

Item 9.                                      Notice of Dissolution of Group:

Not applicable

Item 10.          Certifications:

Not applicable

CUSIP No. 163075 104	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

Kingsoft Corporation Limited	By:	/s/ Yuk Keung Ng
	Name:	Yuk Keung Ng
	Title:	Director